# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIDELITY D & D BANCORP INC, CIK 0001098151
CUSIP: 31609R100
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: BLAKELY & DRINKER STREETS, DUNMORE, Pennsylvania (PA), 18512
Date of event which requires filing of this statement: 01/08/2026
Filed by CIK 0001249653
Persons authorized to receive notices and communications: Michael J. McDonald, 220 Penn Avenue, Suite 320, Scranton, Pennsylvania (PA), 18503, 570-209-7062

## Reporting persons
- MCDONALD MICHAEL J (CIK 0001249653): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 132,645.96; shared voting power 215,988.82; sole dispositive power 132,645.96; shared dispositive power 215,988.82; aggregate amount beneficially owned 348,634.78 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: FIDELITY D & D BANCORP INC
Address of issuer's principal executive offices: BLAKELY & DRINKER STREETS, DUNMORE, Pennsylvania (PA), 18512

## Item 2. Identity and Background
Name of person filing: This statement is being filed on behalf of Michael J. McDonald (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 220 Penn Avenue, Suite 320, Scranton, PA 18503.
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as an attorney at McDonald & MacGregor, LLC located at 220 Penn Avenue, Suite 320, Scranton, PA 18503. The Reporting Person is a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 8, 2026, the Reporting Person was appointed as co-executor of the estate of Mary E. McDonald (the "Estate") which holds 140,938.414481 shares of the Issuer's Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person and Katherine Thornton were appointed as co-executors of the Estate under the will of Mary E. McDonald, the aunt of the Reporting Person and Ms. Thornton on January 8, 2026. As a result of being named co-executor of the Estate, Reporting Person acquired shared beneficial ownership of the 140,938.414481 shares of the Issuer's Common Stock held by the Estate. Pursuant to the terms of the will, Reporting Person has the option to purchase all, some or none of the Issuer's Common Stock held by the Estate until the later of three (3) months following the date of Mary E. McDonald's death or one (1) month after the Reporting Person receives all insurance proceeds payable to him as a result of her death, which deadlines may be extended under certain circumstances as set forth in the will. As of the date of this statement, the Reporting Person intends to use the insurance proceeds, when available and received, to exercise the option to purchase some of the shares of the Issuer's Common Stock held by the Estate. However, the Reporting Person has not made any decision whether to exercise, in whole or in part or not at all, the option to purchase any remaining shares of the Issuer's Common Stock held by the Estate.

Other than as described in this Item 4, or otherwise in this statement, the Reporting Person (individually and in his capacity as co-executor of the Estate) currently has no plans or proposals which relate to, or would result in, any of the purposes described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or formulate plans or proposals with respect thereto that may come within the ambit of those described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

As a director of the Issuer, the Reporting Person participates in deliberations of the Issuer's board of directors in the normal course of the Issuer's business that could involve any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D from time to time, and in keeping with his fiduciary duty as a director, may discuss with management of the Issuer and vote on proposals or recommendations to the Issuer's board of directors that could involve such matters from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this statement, the Reporting Person beneficially owns an aggregate of 348,634.779597 shares of the Issuer's common stock or approximately 6.0% of the Issuer's outstanding shares of common stock based on 5,767,286 shares of the Issuer's Common Stock outstanding on October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this statement, the Reporting Person has the following powers with respect to the Issuer's common stock described in paragraph (a) above:

Sole power to vote or to direct the vote 132,645.962540
Shared power to vote or to direct the vote 215,988.817057
Sole power to dispose or to direct the disposition 132,645.962540
Shared power to dispose or to direct the disposition 215,988.817057

The shares of the Issuer's Common Stock with respect to which the Reporting Person reports shared voting and dispositive power consist of (i) 140,938.414481 shares of the Issuer's Common Stock held by the Estate for which Reporting Person is a co-executor; (ii) 31,418.58234 shares of the Issuer's Common Stock owned by his spouse and as to which Reporting Person may be deemed to have shared beneficial ownership; (iii) 3,027.788332 shares of the Issuer's Common Stock held in a trust accounts for the benefit of Reporting Person's children for which Reporting Person's spouse is custodian and as to which Reporting Person may be deemed to have shared beneficial ownership; (iv) 2,436.5319 shares of the Issuer's Common Stock owned by his son and as to which Reporting Person may be deemed to have shared beneficial ownership; and (v) 38,167.5 shares of the Issuer's Common Stock owned by his sister for which Reporting Person has power of attorney.
Transactions in the class effected during the past sixty days: Other than the event described in Item 3 of this statement and certain dividend reinvestments, there have been no transactions in the Issuer's Common Stock by the Reporting Person within 60 days of the filing date of this statement.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- MCDONALD MICHAEL J: /s/ Michael J. McDonald, Michael J. McDonald (01/15/2026)